UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated October 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE

Enbridge’s Patrick D. Daniel honoured as Canada’s Outstanding CEO of the Year

CALGARY, Alberta, October 17, 2011 – Enbridge Inc. (TSX, NYSE: ENB) today announced Patrick D. Daniel, President and Chief Executive Officer, has been awarded the prestigious Canada’s Outstanding CEO of the Year™ Award for 2011.

“Pat has led Enbridge with the utmost integrity and respect for the company’s many stakeholders and firmly established Enbridge as a North American leader in the safe and reliable delivery of the energy we rely on,” said David Arledge, Chair of the Board, Enbridge Inc. “Over his eleven years as CEO, he and his leadership team have delivered significant growth in the company’s core liquids pipelines business, expanded Enbridge’s natural gas transportation and midstream assets, notably in the United States, and built a growing renewable and alternative energy business that today has interests in more than 850 MW generating capacity.”

“The Advisory Board’s choice of Pat Daniel as “Canada’s Outstanding CEO of the Year” for 2011 was clearly well deserved,” said John Wallace, President and Chief Executive Officer, Caldwell Partners. “Under Pat’s leadership, Enbridge has become Canada’s largest distributor of natural gas, as well as a North American leader in delivering energy. They have made substantial investments in clean energy technologies with the goal of building healthy and sustainable communities. For more than 10 years, Pat has led Enbridge to significantly outperform their sector peers and the markets. Enbridge is also an exceptional community supporter having invested in hundreds of charitable and non-profit organizations across Canada and the United States.”

Patrick Daniel was appointed President & Chief Executive Officer of Enbridge Inc. effective January 1, 2001. He became a Director of Enbridge Inc. in May 2000 and is also a director of a number of Enbridge subsidiaries. Prior to his current appointment, he was President & COO, and also previously served as CEO of Interprovincial Pipe Line. He also held senior management positions with Hudson’s Bay Oil & Gas and Home Oil.

Mr. Daniel is a Director of Cenovus Energy Inc. and Canadian Imperial Bank of Commerce and a member of the North American Review Board of American Air Liquide Holdings, Inc. An active industry and community volunteer, he is a member of the National Petroleum Council, a director of the American Petroleum Institute and volunteers with the United Way, the Nature Conservancy of Canada and numerous other non-profit organizations.

Founded and managed by Caldwell Partners, and sponsored by National Post,Business News Network and WestJet, Canada’s Outstanding CEO of the Year™ Award provides recognition for outstanding leadership and achievement by a Canadian Chief Executive Officer. The Award has been presented to distinguished Canadian chief executive officers, from a broad range of industries, since its inception in 1990. For more information on Canada’s Outstanding CEO of the Year™ Award, please visit www.ceoaward-canada.org

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com